

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of June 30, 2020

The principal balances and results accumulated for the period ending June 2020 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	**Ch$ million**
Cash and deposits in banks	3,776,118
Interbank loans, net	8,717
Loans and accounts receivables from customers, net	34,300,657
Total investments	5,502,429
Financial derivative contracts	13,498,185
Other asset items	3,940,637
Total assets	**61,026,743**

Principal liabilities	**Ch$ million**
Deposits and other demand liabilities	12,411,024
Time deposits and other time liabilities	14,145,381
Financial derivative contracts	13,100,269
Issued debt instruments	9,442,203
Other liabilities items	8,233,048
Total equity	3,694,818
Total liabilities and Equity	**61,026,743**

Equity attributable to:	
Equity holders of the Bank	3,613,823
Non-controlling interest	80,995

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	**Ch$ million**
Net interest income	768,642
Net fee and commission income	136,665
Result from financial operations	100,070
Total operating income	**1,005,377**
Provision for loan losses	(293,933)
Support expenses	(385,656)
Other results	(34,061)
Income before tax	**291,727**
Income tax expense	(61,325)
Continued operations result	**230,402**
Discontinued operations result	**-**
Net income for the period	**230,402**

Attributable to:	
Equity holders of the Bank	228,873
Non-controlling interest	1,529

As of June 30, 2020, Banco Santander-Chile has constituted additional provisions with a charge to results in the line Provision for loan losses of Ch$30,000 million (before taxes).

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de junio de 2020

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de junio de 2020 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	**MM$**
Efectivo y depósitos en bancos	3.776.118
Adeudado por bancos	8.717
Créditos y cuentas por cobrar a clientes	34.300.657
Inversiones totales	5.502.429
Contratos de derivados financieros	13.498.185
Otros rubros del activo	3.940.637
Total Activos	**61.026.743**

Principales rubros del pasivo	**MM$**
Depósitos y otras obligaciones a la vista	12.411.024
Depósitos y otras captaciones a plazo	14.145.381
Contratos de derivados financieros	13.100.269
Instrumentos de deuda emitidos	9.442.203
Otros rubros del pasivo	8.233.048
Total patrimonio	3.694.818
Total Pasivos y Patrimonio	**61.026.743**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.613.823
Interés no controlador	80.995

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	**MM$**
Ingreso neto por intereses y reajustes	768.642
Ingreso neto de comisiones	136.665
Resultado de operaciones financieras	100.070
Total ingresos operacionales	**1.005.377**
Provisiones por riesgo de crédito	(293.933)
Gastos de apoyo	(385.656)
Otros resultados	(34.061)
Resultado antes de impuesto	**291.727**
Impuesto a la renta	(61.325)
Resultado de operaciones continuas	**230.402**
Resultado de operaciones discontinuas	**-**
Utilidad consolidada del periodo	**230.402**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	228.873
Interés no controlador	1.529

Al 30 de junio de 2020, Banco Santander-Chile ha constituido provisiones adicionales con un cargo a resultados en el ítem Provisiones por riesgo de crédito por MM$30.000 (antes de impuestos).

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (FMC), formerly Superintendency of Banks and Financial Institutions (SBIF). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.

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